Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     XM Canada reports strong fourth quarter and fiscal 2008 results

     <<
        First ever quarter of pre-marketing adjusted operating profit(1)

                Second consecutive quarter of positive cash(2)
     >>

     TORONTO, Nov. 6 /CNW/ - Canadian Satellite Radio Holdings Inc. (XM
Canada) ("CSR" or the "Company") (TSX: XSR) today announced its financial results for the fourth quarter and fiscal year ended August 31, 2008.

     <<
     Fiscal 2008 Highlights
     Year ended August 31, 2008 versus year ended August 31, 2007
     -   Generated two consecutive quarters of positive cash(2)
     -   Increased total revenue by 86 per cent to $39.5 million
     -   Decreased fixed costs(3) by 22 per cent
     -   Reduced Pre-Marketing Adjusted Operating Profit (Loss)(1) by
         $17.8 million

     Fourth Quarter 2008 Highlights
     Three months ended August 31, 2008 versus three months ended
     August 31, 2007
     -   Achieved Pre-Marketing Adjusted Operating Profit(1) of
         $2.0 million
     -   Generated positive cash(2) of $0.5 million
     -   Increased total revenue by 72 per cent to $11.8 million
     -   Reduced fixed costs(3) by 25 per cent

     ----------------------------
     (1) See section 2.0 entitled "Operating Definitions" found in
         Management's Discussion & Analysis for the quarter ended August 31,
         2008 found at www.cdnsatrad.com and www.sedar.com.
     (2) Calculated as the change in cash during the period less sale
         (purchase) of short-term investments and restricted investments, net.
     (3) Fixed and marketing costs include: customer care & billing, broadcast
         & operations, programming & content, general & administrative, marketing support and advertising & marketing and excludes subsidies and distributions.
     >>

     "XM Canada had a very successful year capped by two consecutive quarters of positive cash and our first ever quarter of Pre-Marketing Adjusted
Operating Profit," said Michael Moskowitz, President and Chief Executive
Officer of XM Canada. "Revenue nearly doubled due to our strong import automotive sales, a significant improvement in automotive conversion and growth from both the retail and wireless sectors. Top line revenue growth, together with our sharp focus on maximizing the return on investment, has significantly strengthened our financial performance and cash position. We are confident we can operate our business without having to raise additional capital."
     "It is clear that our business strategy is working and we are making great progress towards generating long-term sustainable growth and profitability," continued Moskowitz. "With our solid strategy, sound financial position, an accelerating base of more than half a million total subscribers and 130 channels of the best programming, I am confident we will continue to be Canada's premium digital audio entertainment and information company for years to come."

     Automotive Partner Success

     XM Canada has gained significant momentum in automotive, the key cornerstone of its business model. "We have structured our business to continue our automotive success in Canada despite the challenges facing North
American auto manufacturers," said Moskowitz. "The strong growth we have seen from our strategic alignment with automotive import partners has, to date, more than offset any recent decline from North American automakers. We will continue to focus on four high return initiatives: improving conversion, increasing loyalty and retention, targeting current subscribers with multiple radios and accelerating the rate of factory installations in Canada. With the penetration rate of vehicle factory installations running significantly lower in Canada than in the U.S., we see significant opportunities for growth regardless of total vehicle sales."

     <<
     2008 Automotive Highlights
     -   Experienced an acceleration of consumer adoption rates with more than
         60 per cent of self-paying net additions coming from automotive

     -   Increased conversion rates of our automotive partners by close to
         10 per cent on average

     -   Offset any decline from North American manufacturers through strategic alignment with import automakers and focus on high return initiatives

     -   Increased proportion of automotive self-paying subscribers from
         28 per cent at the end of fiscal 2007 to 42 per cent at the end fiscal 2008

     Fiscal 2008 Business Highlights

     -   More than quadrupled subscribers and increased revenue by 260 per cent from the wireless sector

     -   Announced an upgrade to TELUS mobile radio offering

     -   Enhanced and expanded offering to 130 channels of unique Canadian and international programming, including ATN-Asian Radio channel, North
         America's first South Asian channel, Radio Disney, ESPN Radio,
         ESPNEWS, IndyCar Series Racing, PAC 10 and Big 12 and nine NHL play-by-play channels

     -   Launched the XpressRC, an innovative radio with advanced split-screen technology and, earlier this week, launched the XMp3, a compact satellite radio and Mp3 player all in one with the ability to record several channels simultaneously

     -   Contributed $1.8 million in support of Canadian artists and cultural events across the country, including the Montreal Jazz Festival, the
         Vancouver Comedy Festival, and Just For Laughs in Toronto and
         Montreal

     -   Created a national award program - The Verge Music Awards - and regional Quebec-based program - La Fte de la musique de XM - to support Canadian artists with $90,000 in cash awards
     >>

     Financial Performance

     Twelve months ended August 31, 2008 versus twelve months ended August 31,
2007

     For the years ended August 31, 2007 and August 31, 2008, revenue was
$21.2 million and $39.5 million, respectively. This 86 per cent increase in revenue is directly attributable to our growing subscriber base and the increase in ARPU during the period.
     Adjusted Operating Profit (Loss) for the year ended August 31, 2007 and
August 31, 2008 was ($50.6 million) and ($30.7 million), respectively, an improvement of $19.9 million. Pre-Marketing Adjusted Operating Profit (Loss)
improved by $17.8 million from ($22.1 million) in 2007 to ($4.3 million) in
2008.
     Average Monthly Revenue Per Subscriber (ARPU) was $11.32 and $11.85 for
the years ended August 31, 2007 and August 31, 2008, respectively. The growth in ARPU is attributable to a reduction in the level of discounting to attract subscribers and to the benefit realized from subscribers who transitioned to a higher basic monthly subscription price of $14.99 in prior periods. ARPU is below the basic service price due to promotions offered to new automotive self-paying subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.
     Subscriber Acquisition Cost (SAC) increased from $51 for fiscal 2007 to
$74 for fiscal 2008. The increase in SAC is attributable to negative margin on equipment sales and management's decision to shift expenditures from general advertising and media towards target marketing via hardware promotions at retailers. Cost Per Gross Addition (CPGA) continued to decline year-over-year from $208 to $144 as a result of lower marketing costs and higher subscriber additions.
     The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

     Three months ended August 31, 2008 versus three months ended August 31,
2007

     For the three months ended August 31, 2007 and August 31, 2008, revenue was $6.8 million and $11.8 million, respectively. This increase of 72 per cent, or $4.9 million, is primarily attributable to the increase in XM
Canada's subscriber base and ARPU.
     Adjusted Operating Profit (Loss) for the fourth quarter of 2007 was
($12.2 million) compared to ($4.1 million) for the fourth quarter of 2008, an improvement of $8.1 million.
     Pre-Marketing Adjusted Operating Profit (Loss), which adds back total marketing expenses to Adjusted Operating Profit (Loss), improved by $6.3 million from ($4.3 million) in the fourth quarter of 2007 to $2.0 million for the fourth quarter of 2008. Both Adjusted Operating Profit (Loss) and
Pre-Marketing Adjusted Operating Profit (Loss) are expected to improve as XM
Canada's revenue and subscriber base continue to grow and fixed and marketing costs are managed efficiently.
     ARPU increased from $11.33 in the fourth quarter of 2007 to $12.06 for the fourth quarter of 2008. Much of this growth is attributable to a reduction in the level of discounting to attract subscribers and to the benefit realized from subscribers who transitioned to a higher basic monthly subscription price of $14.99 in prior periods. ARPU is below the basic service price due to promotions offered to new automotive self-paying subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.
     CPGA continues to decline year-over-year. CPGA was $183 for the quarter ended August 31, 2007 compared to $125 for the comparable period in 2008. CPGA declined year-over-year as a result of lower marketing costs and higher subscriber additions. XM Canada expects to be able to leverage CPGA downward as it increases gross additions through cost-efficient distribution channels.
     SAC was $58 for the fourth quarter of 2007 and $59 for the fourth quarter of 2008, virtually unchanged year-over-year.

     Quarterly Conference Call and Audio Webcast

     CSR's management team will discuss its financial results for the fourth quarter and fiscal year ended August 31, 2008 on Thursday, November 6, 2008 at
2:30 p.m. ET. To participate by conference call, please dial 416-644-3434 or
1-866-250-4892 (toll-free). A live audio webcast will be available at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2113540.
     A slide presentation intended for simultaneous viewing will be available the afternoon of Thursday, November 6, 2008 at www.cdnsatrad.com.
     An archive of the audio webcast will be available for 90 days following the original broadcast on CSR's website at: www.cdnsatrad.com.

     About Canadian Satellite Radio Holdings Inc.

     Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM
Canada(TM) and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country.
     With 130 digital channels of choice, XM Canada offers listeners the most unique and original Canadian and international programming, including commercial-free music channels and exclusive live concerts; exclusive sports coverage, including every NHL(TM) Game, as well as PGA Tour(TM) and Major
League Baseball(TM); and the best in talk, comedy, children's and entertainment programming.
     XM is the satellite entertainment leader in the automotive market and is available in 150 different vehicle models for 2008, including: Acura, Buick,
Cadillac, Chevrolet, GMC, Harley Davidson, Honda, Hummer, Hyundai, Infiniti,
Lexus, Nissan, Pontiac, Toyota, Saab, Saturn, Suzuki and Subaru.
     XM's industry-leading products are available at consumer electronics retailers nationwide. XM programming is also available as streams of commercial-free XM music channels on TELUS Mobile Radio(TM) and Rogers(TM)
Wireless Radio on Demand. XM Canada is the exclusive music channel provider on
Air Canada's flights and is available in select Avis Budget Group rental vehicles.
     A free seven-day trial of XM Radio Online is available at
http://listen.xmradio.ca. Visit www.xmradio.ca for programming and subscription information.
     To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.cdnsatrad.com.

     Forward-Looking Statements

     Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as
"expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

     <<
     CANADIAN SATELLITE RADIO HOLDINGS INC.
     CONSOLIDATED BALANCE SHEETS
     As at August 31, 2008 and 2007

                                                          2008           2007
                                                 -----------------------------

     ASSETS
     Current assets
     Cash                                        $   6,344,793  $   9,524,931
     Short term investments                         11,282,146      5,281,000
     Restricted investment - letter of credit        4,000,000              -
     Accounts receivable                             5,538,348      4,904,803
     Inventory                                         229,597      2,462,975
     Prepaid expenses and other assets               2,410,579      1,292,335
     Restricted investments                          6,630,744     13,043,109
                                                 -----------------------------
                                                    36,436,207     36,509,153
     Long-term prepaids                              1,381,685      1,108,980
     Restricted investments                                  -      6,301,677
     Deferred financing costs                                -      4,456,280
     Property and equipment                         17,748,597     20,878,489
     Contract rights, distribution rights and
      computer software                            200,718,239    219,897,424
                                                 -----------------------------
     Total assets                                  256,284,728    289,152,003
                                                 -----------------------------
                                                 -----------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
     Accounts payable and accrued liabilities       20,618,164     19,822,541
     Interest payable                                  849,059        590,315
     Deferred revenue                               19,926,157     10,445,788
                                                 -----------------------------
                                                    41,393,380     30,858,644
     Long-term debt                                124,856,195    107,434,473
     Deferred revenue                                3,588,033      3,626,134
     Other long-term liabilities                     2,435,481        376,316
                                                 -----------------------------
     Total liabilities                             172,273,089    142,295,567
                                                 -----------------------------

     Shareholders' equity
     Share capital                                 314,834,565    312,948,883
     Contributed surplus                            39,723,905     30,129,704
     Deficit                                      (270,546,831)  (196,222,151)
                                                 -----------------------------
     Total shareholders' equity                     84,011,639    146,856,436
                                                 -----------------------------
     Total liabilities and shareholders' equity    256,284,728    289,152,003
                                                 -----------------------------
                                                 -----------------------------

     CANADIAN SATELLITE RADIO HOLDINGS INC.
     CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
     For the years ended August 31, 2008, 2007 and 2006

                                           2008           2007           2006
                                 ---------------------------------------------

     Revenue                      $  39,457,043  $  21,244,380  $   6,949,282
                                 ---------------------------------------------
     Operating expenses
     Cost of revenue                 29,085,275     25,313,304     19,050,684
     Indirect costs                           -              -        827,125
     General and administrative      14,921,996     16,201,717     18,465,217
     Special charges                          -      2,024,080              -
     Stock-based compensation         3,388,354      3,143,643     23,694,846
     Marketing                       26,405,645     28,509,494     28,021,159
     Amortization of intangible
      assets and property &
      equipment                      22,283,112     22,409,443     15,914,239
                                 ---------------------------------------------
                                     96,084,382     97,601,681    105,973,270
                                 ---------------------------------------------
     Loss before the undernoted     (56,627,339)   (76,357,301)   (99,023,988)
     Interest revenue                 1,741,037      2,491,256      2,619,481
     Interest expenses              (16,858,559)   (15,287,703)    (8,279,303)
     Revaluation of derivative       (1,034,600)             -              -
     Foreign exchange gains
      (losses)                       (1,545,219)     4,513,905      1,980,232
                                 ---------------------------------------------
     Net loss for the year          (74,324,680)   (84,639,843)  (102,703,578)
     Deficit - Beginning of year   (196,222,151)  (111,582,308)    (8,878,730)
                                 ---------------------------------------------
     Deficit - End of year         (270,546,831)  (196,222,151)  (111,582,308)
                                 ---------------------------------------------
                                 ---------------------------------------------
     Basic and fully diluted
      loss per share                      (1.55)         (1.78)         (2.99)
                                 ---------------------------------------------
                                 ---------------------------------------------

     CANADIAN SATELLITE RADIO HOLDINGS INC.
     RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
     TO ADJUSTED OPERATING LOSS (UNAUDITED)
     >>

     Adjusted Operating Profit (Loss) is defined as operating profit (loss)
before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.
     This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and
Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.
     Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.
     Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted
Operating Profit (Loss) adding back total marketing expenses. We believe that
Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing
Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

     <<
     ($000's)                             12 Months Ended      3 Months Ended
                                              August 31,          August 31,
                                           2008      2007      2008      2007
                                        --------------------------------------
     Reconciliation of loss before the
      undernoted to Adjusted Operating
      Loss
       Loss before the undernoted       (56,627)  (76,357)  (10,509)  (18,622)
     Add back non-Adjusted Operating
      Loss items included in Operating
      Loss
       Amortization                      22,283    22,409     5,570     5,599
       Stock-based compensation           3,388     3,144       783       736
       Costs paid by parent company         225       205        58        53
                                        --------------------------------------

     Adjusted Operating Loss            (30,731)  (50,599)   (4,098)  (12,234)
       Add total marketing               26,406    28,509     6,114     7,935
     Pre-Marketing Adjusted Operating
      Profit (Loss)                      (4,325)  (22,090)    2,016    (4,299)

     CANADIAN SATELLITE RADIO HOLDINGS INC.
     CONSOLIDATED STATEMENTS OF CASH FLOWS
     For the years ended August 31, 2008, 2007 and 2006

                                           2008           2007           2006
                                 ---------------------------------------------
     Cash provided by (used in)
     Operating activities
     Net loss for the year        $ (74,324,680) $ (84,639,843) $(102,703,578)
     Add (deduct): Non-cash
      items
       Costs paid by parent
        company                         225,395        204,905      3,049,041
       Stock-based compensation
        expense                       3,388,354      3,143,643     23,694,846
       Amortization of intangible
        assets                       19,198,931     19,278,227     14,075,636
       Amortization of property and
        equipment                     3,062,110      3,131,216      1,838,603
       Accrued interest - debt          258,744         71,154        519,161
       Accrued interest receivable     (678,181)    (1,266,730)      (814,774)
       Interest accretion expense       814,891        690,000        373,752
       Increase in other long-term
        liabilities                   2,062,022         35,079         25,299
       Revaluation of derivative      1,034,600              -              -
       Writeoff of prepaid
        advertising                           -      2,000,000              -
       Unrealized foreign exchange
        losses (gains)                  540,111     (3,634,039)    (2,098,253)
       Loss on disposal of property
        and equipment                   388,002              -              -
     Net change in non-cash working
      capital related to
      operations                     18,360,027     18,229,966       (206,745)
                                 ---------------------------------------------
     Net cash used in operating
      activities                    (25,669,674)   (42,756,422)   (62,247,012)
                                 ---------------------------------------------
     Investing activities
     Payment of interest expense
      from restricted investments    12,927,225     14,270,438      7,396,855
     Sale of short-term investments
      and restricted investments     19,712,324              -              -
     Purchase of short-term
      investments and restricted
      investments                   (29,181,793)    (5,850,000)   (41,015,595)
     Purchase of property and
      equipment                        (399,380)    (1,524,723)   (24,055,466)
     Proceeds on sale of property
      and equipment                      49,022              -              -
     Rebate received on prior year
      purchase of computer
      software                                -        432,157              -
     Purchase of computer
      software                          (14,917)       (83,240)    (8,570,715)
                                 ---------------------------------------------
     Net cash provided by (used
      in) investing activities        3,092,481      7,244,632    (66,244,921)
                                 ---------------------------------------------
     Financing activities
     Initial public offering -
      net of issuance costs                   -              -     50,042,354
     Shares issued to CSR
      Investments                             -              -     15,000,000
     Proceeds from convertible
      notes                          19,396,445              -              -
     Deferred financing costs                 -              -     (5,520,032)
     Proceeds from long-term debt             -              -    115,420,000
     Proceeds from XM credit
      facility                        3,062,488              -              -
     Repayment of XM credit
      facility                       (3,062,488)             -              -
                                 ---------------------------------------------
     Net cash provided by
      financing activities           19,396,445              -    174,942,322
                                 ---------------------------------------------
     Foreign exchange gain (loss)
      on cash held in foreign
      currency                              610       (151,493)    (1,262,195)
                                 ---------------------------------------------
     Change in cash and cash
      equivalents during the
      year                           (3,180,138)   (35,663,283)    45,188,194
     Cash and cash equivalents -
      Beginning of year               9,524,931     45,188,214             20
                                 ---------------------------------------------
     Cash and cash equivalents -
      End of year                     6,344,793      9,524,931     45,188,214
                                 ---------------------------------------------
                                 ---------------------------------------------

     Supplemental cash flow
      disclosures
     Rights acquired through
      issuance of shares                      -              -    245,152,988
     Prepaid advertising purchased
      through issuance of equity              -              -      2,000,000
     Utilization of XM credit
      facility                        5,493,419      2,136,400              -
     Convertible notes interest
      settled in shares                 960,478              -              -
     >>

     %CIK: 0001354901

     /For further information: Investors: Morlan Reddock, (416) 408-6899,
investor.relations(at)xmradio.ca; Media: Lorena Cordoba, (416) 924-5700 Ext.
4089, lorena.cordoba(at)cohnwolfe.ca/
     (XSR.)

CO:  XM Canada; Canadian Satellite Radio Holdings Inc.

CNW 14:36e 06-NOV-08